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UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

NORTHWEST AIRLINES CORPORATION (DEBTOR-IN-POSSESSION)
(Exact name of registrant as specified in its charter)
Delaware	41-1905580
(State or other incorporation or organization)	(I.R.S. Employer Identification No.)
2700 Lone Oak Parkway, Eagan, Minnesota	55121
(Address of principal executive offices)	(Zip Code)

If the form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☒

If the form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.  ☐

Securities Act registration statement file number to which this form relates (if applicable):  N/A

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered

Preferred Share Purchase Rights

New York Stock Exchange

Securities to be registered pursuant to Section 12(g) of the Act: N/A

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Item 1.

Description of Registrant’s Securities to be Registered.

This registration statement registers under Section 12(b) of the Securities Exchange Act of 1934 the preferred share purchase rights attached to each share of common stock, $0.01 par value (the “Common Stock”), of Northwest Airlines Corporation (the “Company”).  Upon the Company’s emergence from Chapter 11 bankruptcy proceedings (the “Bankruptcy Proceedings”) in the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”) in cases captioned “In re Northwest Airlines Corporation, et al., Case No. 05-17930 (ALG),” the Company’s common stock outstanding prior thereto will be cancelled and the Company will issue shares of Common Stock pursuant to the First Amended Joint and Consolidated Plan of Reorganization under Chapter 11, as amended and supplemented (the “Plan”). The Common Stock will be governed by the Company’s Amended and Restated Certificate of Incorporation to be filed by the Company with the State of Delaware (the “New Certificate”) and its Amended and Restated Bylaws, both of which will become effective upon the Company’s emergence from the Bankruptcy Proceedings.

On May 18, 2007, the Board of Directors of the Company declared a dividend of one preferred share purchase right (a “Right”) for each outstanding share of Common Stock which will become effective upon the Company’s emergence from Bankruptcy Proceedings (the “Emergence”) and the effectiveness of the New Certificate in accordance with the General Corporation Law of the State of Delaware (the “Effective Time”).  The dividend is payable on the day of Emergence (the “Record Date”) to holders of record of the Common Stock issued and outstanding at the close of business on the Record Date.  Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A Junior Participating Preferred Stock, par value $0.01 per share (the “Preferred Stock”), of the Company at a price of $120.00 per one one-thousandth of a share of Preferred Stock (as the same may be adjusted, the “Purchase Price”).  The description and terms of the Rights will be set forth in a Rights Agreement, dated as of May 25, 2007 (as the same may be amended from time to time, the “Rights Agreement”), between the Company and Computershare Trust Company, N.A., as Rights Agent (the “Rights Agent”), a copy of which is attached as Exhibit 1 to this Form 8-A.

The following describes matters to be in effect upon the Company’s emergence from the Bankruptcy Proceedings pursuant to the Plan, does not purport to be complete and is subject to and qualified by the full terms of the preferred share purchase rights, as set forth in the Exhibit to this registration statement on Form 8-A and incorporated by reference in this Item 1.

Description of the Shareholder Rights Plan

Until the close of business on the earlier of (i) the tenth day after the first date of a public announcement that a Specified Person (other than an Exempt Person (as defined below)) has acquired beneficial ownership (as defined in the Rights Agreement) of 20% or more of the shares of Common Stock then outstanding (an “Acquiring Person”) or (ii) the tenth business day (or such later date as may be determined by action of the Board of Directors prior to such time as any Specified Person becomes an Acquiring Person) after the date of commencement of, or the first public announcement of an intention to commence, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a Specified Person (other than an Exempt Person) of 20% or more of the shares of Common Stock then outstanding (the earlier of such dates being herein referred to as the “Distribution Date”), the Rights will be evidenced by the shares of Common Stock represented by certificates for Common Stock outstanding as of the Record Date, together with a copy of the summary of rights disseminated in connection with the original dividend of Rights.

“Exempt Person” means (1) the Company, (2) any subsidiary of the Company (in the case of subclauses (1) and (2) including, without limitation, in its fiduciary capacity), (3) any employee benefit plan of the Company or of any subsidiary of the Company, and (4) any entity or trustee holding Common Stock for or pursuant to the terms of any such plan or for the purpose of funding any such plan or funding other employee benefits for employees of the Company or of any subsidiary of the Company.

“Major Carrier” means an air carrier, the annual passenger revenues of which (including its subsidiaries’ predecessor entities) for the most recently completed fiscal year for which audited financial statements are available are in excess of the Revenue Threshold as of the date of determination (or the U.S. dollar equivalent thereof).

“Revenue Threshold” means one billion dollars ($1,000,000,000), as such amount may be increased based on the amount by which, for any date of determination, the most recently published Consumer Price Index for all−urban consumers published by the Department of Labor (the “CPI”) has increased to such date above the CPI for calendar year 2000. For purposes hereof, the CPI for calendar year 2000 is the monthly average of the CPI for the 12 months ending on December 31, 2000.

“Specified Person” means a Major Carrier, a holding company of a Major Carrier, any of their respective affiliates or any combination thereof.

The Rights Agreement provides that, until the Distribution Date (or earlier redemption or expiration of the Rights), the Rights will be transferable only in connection with the transfer of Common Stock.  Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for shares of Common Stock outstanding as of the Record Date, even without a notation incorporating the Rights Agreement by reference or a copy of this Summary of Rights, will also constitute the transfer of the Rights associated with the shares of Common Stock represented by such certificate.  As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (“Right Certificates”) will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

The Rights are not exercisable until the Distribution Date.  The Rights will expire on the tenth anniversary of the date of the Rights Agreement (the “Final Expiration Date”), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed or exchanged by the Company, in each case as described below.

The Purchase Price payable, and the number of shares of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) upon the grant to holders of the Preferred Stock of certain rights or warrants to subscribe for or purchase Preferred Stock at a price, or securities convertible into Preferred Stock with a conversion price, less than the then-current market price of the Preferred Stock or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends or dividends payable in Preferred Stock) or of subscription rights or warrants (other than those referred to above).

The Rights are also subject to adjustment in the event of a stock dividend on the Common Stock payable in shares of Common Stock or subdivisions, consolidations or combinations of the Common Stock occurring, in any such case, prior to the Distribution Date.

Shares of Preferred Stock purchasable upon exercise of the Rights will not be redeemable.  Each share of Preferred Stock will be entitled, when, as and if declared, to a minimum preferential quarterly dividend payment of the greater of (a) $1 per share and (b) an amount equal to 1,000 times the dividend declared per share of Common Stock.  In the event of liquidation, dissolution or winding up of the Company, the holders of the Preferred Stock will be entitled to a minimum preferential liquidation payment of $1,000 per share (plus any accrued but unpaid dividends) but will be entitled to an aggregate payment of 1,000 times the payment made per share of Common Stock.  Each share of Preferred Stock will have 1,000 votes, voting together with the Common Stock.  Finally, in the event of any merger, consolidation or other transaction in which shares of Common Stock are converted or exchanged, each share of Preferred Stock will be entitled to receive 1,000 times the amount received per share of Common Stock.  These rights are protected by customary antidilution provisions.

Because of the nature of the Preferred Stock’s dividend, liquidation and voting rights, the value of the one one-thousandth interest in a share of Preferred Stock purchasable upon exercise of each Right should approximate the value of one share of Common Stock.

In the event that any Specified Person becomes an Acquiring Person, each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereupon become void), will thereafter have the right to receive upon exercise of a Right and payment of the Purchase Price, that number of shares of Common Stock having a market value of two times the Purchase Price.

In the event that, after a Specified Person has become an Acquiring Person, the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold, proper provision will be made so that each holder of a Right (other than Rights beneficially owned by an Acquiring Person which will have become void) will thereafter have the right to receive, upon the exercise thereof at the then-current exercise price of the Right, that number of shares of common stock of the person with whom the Company has engaged in the foregoing transaction (or its parent), which number of shares at the time of such transaction will have a market value of two times the Purchase Price.

At any time after any Specified Person becomes an Acquiring Person and prior to the acquisition by such Specified Person of 50% or more of the outstanding shares of Common Stock or the occurrence of an event described in the prior paragraph, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such Specified Person which will have become void), in whole or in part, at an exchange ratio of one share of Common Stock, or a fractional share of Preferred Stock (or of a share of a similar class or series of the Company’s preferred stock having similar rights, preferences and privileges) of equivalent value, per Right (subject to adjustment).

With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price.  No fractional shares of Preferred Stock will be issued (other than fractions which are integral multiples of one one-thousandth of a share of Preferred Stock, which may, at the election of the Company, be evidenced by depositary receipts) and in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading day prior to the date of exercise.

At any time prior to the time an Acquiring Person becomes such, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $0.01 per Right (the “Redemption Price”).  The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish.  Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

For so long as the Rights are then redeemable, the Company may, except with respect to the Redemption Price, amend the Rights Agreement in any manner.  After the Rights are no longer redeemable, the Company may, except with respect to the Redemption Price, amend the Rights Agreement in any manner that does not adversely affect the interests of holders of the Rights.

Until a Right is exercised or exchanged, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

Item 2.

Exhibits

Exhibit Number	Description
1.

Rights Agreement, dated as of May 25, 2007, between Northwest Airlines Corporation and Computershare Trust Company, N.A., as Rights Agent, which includes the Form of Certificate of Designations for the Series A Junior Participating Preferred Stock as Exhibit A, the Form of Right Certificate as Exhibit B and the Summary of Rights as Exhibit C. (referred to in Item 1 as the “Rights Agreement”) *

*	Filed herewith.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned hereunto, thereunto duly authorized.

NORTHWEST AIRLINES CORPORATION
DATED: May 30, 2007	By: _/s/ Michael Miller Name: Michael L. Miller Title: Vice President-Law and Secretary